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LIZ ALIG

Hey Friends!

We are giving you the opportunity to invest in Liz Alig as we scale! We are starting our first public round of funding and giving you 10% return on your investment plus free clothing bonuses!

Over the past 3 years, Liz Alig has grown 270% year over year! This has given us the chance to support our producer groups more fully. Which has been incredible as many of them are still working to reach pre-pandemic volumes. This growth has also come with it's own challenges. Our dramatic growth combined with the steep increase in the price of capital has made it increasingly difficult to grow at the same rate with only small private loans. I have been hesitant to open public funding in the past, but I think now is a prefect time because we are positioned to easily scale.

For the first ten years of Liz Alig our sales were steady; in 2020 we transitioned to a direct-to-consumer model which allowed us to grow quickly. Additionally the 14 years of experience with our production partners allowed us to have already worked out key logistical and quality control challenges that come with of fair trade production before growing. I believe we have a very good chance to maintain the same growth rate and create so many opportunities for women in developing countries if we have more funding.

We are giving this investment opportunity to you first plus you can get free clothes from your investment!

Grateful for your support!

Liz

INVEST IN LIZ ALIG